SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Banco Bilbao Vizcaya Argentaria, S.A.
(Name of Issuer)
Ordinary Shares, nominal value € 0.49 per share
(Title of Class of Securities)
05959110
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05959110

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Mr. Manuel Jove Capellán

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		187,768,608

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		187,768,608

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	187,768,608

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.01%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	05959110

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Inveravante Inversiones Universales, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		187,768,608

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		187,768,608

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	187,768,608

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.01%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05959110

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Inversiones Frieira, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		62,568

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,568

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	62,568

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	.00167%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05959110

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Doniños de Inveriones, SICAV, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		51,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,500

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	.00137%

12	TYPE OF REPORTING PERSON

	IV

CUSIP No.	05959110

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Bourdet de Inversiones, SICAV, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5	SOLE VOTING POWER

NUMBER OF		11,068

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,068

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,068

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	.00030%

12	TYPE OF REPORTING PERSON

	IV

Item 1(a).	Name of Issuer:

Banco Bilbao Vizcaya Argentaria, S.A. ( “BBVA” )

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Plaza de San Nicolas 4
48005 Bilbao, Spain

Item 2(a).	Name of Person(s) Filing:

Mr. Manuel Jove Capellán
Inveravante Inversiones Universales, S.L., formerly named IAGA Gestión de
Inversiones, S.L. (“Inveravante”)
Inversiones Frieira, S.L.
Doniños de Inversiones, SICAV, S.A.
Bourdet de Inversiones, SICAV, S.A.

Mr. Manuel Jove Capellán owns 99.98% of Inveravante; Inveravante owns 99.91% of Inversiones Frieira; Inversiones Frieira, S.L. owns 99.99% of Doniños de Inversiones, SICAV, S.A. and 99.95% of Bourdet de Inversiones, SICAV, S.A.

Item 2(b).	Address of Principal Business Office:

Mr. Manuel Jove Capellán
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Inveravante Inversiones Universales, S.L.
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Inversiones Frieira, S.L.
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Doniños de Inversiones, SICAV, S.A.
C/ Padilla 17
28006 Madrid
Spain

Bourdet de Inversiones, SICAV, S.A.
C/ Padilla 17
28006 Madrid
Spain

Item 2(c).	Citizenship or Place of Organization:

Mr. Manuel Jove Capellán is a citizen of Spain.

Inveravante is a limited liability company organized under the laws of Spain.

Inversiones Frieira, S.L. is a limited liability company organized under the laws of Spain.

Doniños de Inversiones, SICAV, S.A. is a collective investment scheme formed under the laws of Spain.

Bourdet de Inversiones, SICAV, S.A. is a collective investment scheme formed under the laws of Spain.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value € 0.49 per share

Item 2(e).	CUSIP Number:

05959110

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	A broker or dealer under Section 15 of the 1934 Act

(b) ☐	A bank as defined in Section 3(a)(6) of the 1934 Act

(c) ☐	An insurance company as defined in Section 3(a) (19) of the 1934 Act

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940

(e) ☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐	A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940

(j) ☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 6 of the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2007 (the “Initial 13G”), by the persons listed on Item 2(a) hereto with respect to the Ordinary Shares, €0.49 per share, issued by BBVA, is hereby amended and restated in its entirety as set forth below (all capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Initial 13G):

As of December 31, 2008, Inveravante has decreased its shares pledged to UBS Ltd. pursuant to the Pledge Agreement from 174,045,944 to 121,911,732. Such shares are owned solely by Inveravante and are not held for the benefit of or on behalf of any other person. The UBS Pledge Agreement does not grant UBS Limited the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

27,134,212 of Inveravante’s shares are pledged to secure a loan from BNP Paribas to Inveravante pursuant to a Pledge Over Securities (“BNP Pledge Agreement”) between Inveravante and BNP Paribas not entered into with the purpose nor with the effect of changing or influencing the control of BBVA, nor in connection with any transaction having such purpose or effect. Such shares are owned solely by Inveravante and are not held for the benefit of or on behalf of any other person. The BNP Pledge Agreement does not grant BNP Paribas the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

13,660,096 of Inveravante’s shares are pledged to secure a loan from Banco Pastor to Inveravante pursuant to a Pledge Over Securities (“Banco Pastor Pledge Agreement”) between Inveravante and Banco Pastor not entered into with the purpose nor with the effect of changing or influencing the control of BBVA, nor in connection with any transaction having such purpose or effect. Such shares are owned solely by Inveravante and are not held for the benefit of or on behalf of any other person. The Banco Pastor Pledge Agreement does not grant from Banco Pastor the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification
☐	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☑	By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated:

Mr. Manuel Jove Capellán
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Inveravante Inversiones Universales, S.L.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Inversiones Frieira, S.L.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Doniños de Inversiones, SICAV, S.A.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Bourdet de Inversiones, SICAV, S.A.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory